UNITED  STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                SEC FILE NUMBER
                                    1-8232
                                    ------
                                 FORM  12B-25
                                 CUSIP NUMBER
                                  628735-20-1
                                  -----------
                       NOTIFICATION  OF  LATE  FILING

(Check  one):  [ ]  Form 10-K & Form 10-KSB     [ ] Form 20-F      [ ] Form 11-K
              [X]   Form  10-Q  &  Form  10-QSB    [ ]  Form  N-SAR

          For  Period  Ended:  March  31,  1997
                               ----------------
          [    ]          Transition  Report  on  Form  10-K
          [    ]          Transition  Report  on  Form  20-F
          [    ]          Transition  Report  on  Form  11-K
          [    ]          Transition  Report  on  Form  10-Q
          [    ]          Transition  Report  on  Form  N-SAR
          For  the  Transition  Period  Ended:

 Read Instructions (on back page) Before Preparing Form.  Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                  ------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION
-----------------------------------
Full  Name  of  Registrant

NBI,  Inc.
----------
Former  Name  if  Applicable

N/A
---
Address  of  Principal  Executive  Office  (Street  and  Number)

1880  Industrial  Circle,  Suite  F
-----------------------------------
City,  State  and  Zip  Code

Longmont,  CO    80501
----------------------
PART  II  -  RULES  12B-25(B)  AND  (C)
---------------------------------------

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  box  if  appropriate)

 (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the

[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE
-----------------------

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Company has had to devote a significant amount of time during March through May 1997 on its efforts to obtain additional financing to fund the IRS debt due in full on October 1, 1997.

PART  IV  -  OTHER  INFORMATION
-------------------------------

(1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
NOTIFICATION:

     Marjorie  Cogan                       (303)             684-2700
     ---------------                       -----             --------
         (Name)                          (Area Code)        (Telephone Number)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY
ACT OF 1940  DURING  THE  PRECEDING  12  MONTHS  (OR FOR SUCH SHORTER PERIOD
THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) BEEN FILED? IF ANSWER IS NO, IDENTIFY REPORT(S).
                                                        [X]  Yes    [ ]  No


(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?
                                                        [X]  Yes   [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See  Attached
     =============


                              NBI,  Inc.
                              ----------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:    May  15,  1997                            By:  /s/ Marjorie A. Cogan
      ------------------                               -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                  VIOLATIONS
                             (SEE 18 U.S.C. 1001).
                             ---------------------

 Part  IV

The Company expects a significant change in its results of operations for the third quarter of fiscal 1997 compared to the same period of the prior fiscal year, due to a significant net gain on investments recorded this quarter while the third quarter of fiscal 1996 included a significant net loss on investments.

The Company also expects a significant change in its results of operations for the nine months ended March 31, 1997 compared to the same period of the prior fiscal year, due to improved investment performance year-to-date and the Company's recovery of a note receivable recorded in the second quarter of fiscal 1997.



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